SEC File Number 0-15946
CUSIP Number 278715206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ebix, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1 Ebix Way

Address of Principal Executive Office (Street and Number)

Johns Creek, Georgia 30097

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the three months ended September 30, 2023 (the “Quarterly Report”) of Ebix, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense due to a delay experienced by the Company in completing its disclosures in the Quarterly Report. This delay principally relates to the Company’s ongoing negotiations and work required in relation to the Company’s Credit Facility, dated August 5, 2014 (the “Credit Facility”), and the Forbearance Agreement, dated September 29, 2023 (the “Forbearance Agreement”). The Credit Facility matured on September 30, 2023 and its currently in a forbearance period until November 15, 2023 under the terms of the Forbearance Agreement. The Company is in negotiations to extend the Forbearance Agreement beyond November 15, 2023 to improve Company’s financial position and for the Company to be able to continue as a going concern for at least the next twelve months. The substantial time and resources dedicated to the negotiations by the Company’s management and financial staff has directly impacted the Company’s ability to properly prepare and timely file its Quarterly Report. As a result, the Company is unable, without unreasonable effort or expense, to file its Quarterly within the prescribed time period. However, the Company plans to file its Quarterly Report no later than November 14, 2023, as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Amit Kumar Garg	(678)	281-2020
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that its operating income will be less than the quarter ending June 30, 2023 due to certain expenses. The Company also expects that its net income will be adversely affected by non-operating costs associated with increased lender interest and adviser costs associated with negotiation of the Forbearance Agreement (as discussed in Part III herein). The combined impact is expected to be approximately $7 million to $8 million.

The foregoing information is not audited and information related to the quarter ended September 30, 2023 is subject to change upon finalization of the Company’s condensed consolidated financial statements. In addition, there can be no assurance that the final results will not differ materially from the foregoing preliminary results.

FORWARD LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements and information within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. This information includes assumptions made by, and information currently available to management, including statements regarding future economic performance and financial condition, liquidity and capital resources, acceptance of the Company’s products by the market, and management’s plans and objectives. In addition, certain statements included in this and our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval, which are not statements of historical fact, are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “seeks,” “plan,” “project,” “continue,” “predict,” “will,” and other words or expressions of similar meaning are intended by the Company to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are found at various places throughout this Form 12b-25. These statements are based on the Company’s current expectations about future events or results and information that is currently available, involve assumptions, risks, and uncertainties, and speak only as of the date on which such statements are made. The Company’s actual results may differ materially from those expressed or implied in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in Part I, Item 1A, “Risk Factors” in our Annual Report Form 10-K for the fiscal year ended December 31, 2022 which is incorporated herein by reference, including but not limited to: the willingness of independent insurance agencies to outsource their computer and other processing needs to third parties; pricing and other competitive pressures and the Company’s ability to gain or maintain share of sales as a result of actions by competitors and others; changes in estimates in critical accounting judgments; changes in or failure to comply with laws and regulations, including accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax interpretations) in domestic or foreign jurisdictions; exchange rate fluctuations and other risks associated with investments and operations in foreign countries (particularly in India, Australia, Asia, Latin America, and Europe wherein we have significant and/or growing operations); fluctuations in the equity markets, including market disruptions and significant interest rate fluctuations, which may impede our access to, or increase the cost of, external financing; the impacts of the COVID-19 global pandemic on our operating performance; ability to secure additional financing to support capital requirements; the ability to refinance the Credit Facility by the Credit Facility Maturity Date as well as Credit Facility provisions that could materially restrict our business; costs and effects of litigation, investigations, or similar matters that could affect our business, operating results and financial condition; and international conflict, including terrorist acts. The Company undertakes no obligation to update any such factors, or to publicly announce the results of, or changes to any of the forward-looking statements contained herein to reflect future events, developments, changed circumstances, or for any other reason.

Ebix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2023	By:	/s/ Amit Kumar Garg
		Name:	Amit Kumar Garg
		Title:	Chief Financial Officer